UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Donnelley Financial Solutions, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-37728	36-4829638
(Commission File Number)	(IRS Employer Identification No.)

391 Steel Way
Lancaster, Pennsylvania	17601
(Address of Principal Executive Offices)	(Zip Code)

Leah Trzcinski

Chief Legal & Compliance Officer, General Counsel

Donnelley Financial Solutions, Inc.

(800) 823-5304

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This Form SD is filed by Donnelley Financial Solutions, Inc. (the "Company") pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2024 to December 31, 2024.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available on the Investor Relations website at https://investor.dfinsolutions.com/financials/sec-filings.

Item 1.02 Exhibit.

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Mineral Reports as Exhibit 1.01 to this report.

Section 2 - Exhibit

Item 2.01 Exhibits.

The following exhibit is filed as part of this report

Exhibit No.	Description
1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DONNELLEY FINANCIAL SOLUTIONS, INC.

Date: May 30, 2025	By:	/s/ LEAH TRZCINSKI
Leah Trzcinski
Chief Legal and Compliance Officer, General Counsel